UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	21 June 2023

Number	12/23

Operational Decarbonisation Investor Presentation

BHP will be hosting an investor presentation today to provide an update on our progress and plans to achieve our medium and long-term operational decarbonisation target and goal.

A copy of the presentation is attached.

The presentation slides and script will be available on BHP’s website at: https://www.bhp.com/investors/presentations-events/presentations-and-briefings

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley Tel: +61 3 9609 3830 Mobile: +61 411 071 715	John-Paul Santamaria Tel: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	James Bell Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandez Tel: +56 9 8229 5357	Monica Nettleton Mobile: +1 416 518 6293

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

Operational decarbonisation 21 June 2023 Merredin Solar Farm, Western Australia

Disclaimer Forward-looking statements This presentation contains forward-looking statements, which may include, without limitation, statements regarding: (i) our strategy, our values and how we define success; (ii) our commitment to generating social value; (iii) our commitments under sustainability frameworks, standards and initiatives; (iv) our expectations, commitments and objectives with respect to sustainability, decarbonisation, natural resource management, climate change and portfolio resilience and timelines and plans to seek to achieve or implement such objectives, including our strategies, goals, targets, milestones and metrics to seek to reduce or support the reduction of greenhouse gas emissions, and related perceived costs, benefits and opportunities for BHP; (v) the assumptions, beliefs and conclusions in our climate change related statements and strategies, for example, in respect of future temperatures, energy consumption and greenhouse gas emissions, and climate-related impacts; (vi) trends in commodity prices and currency exchange rates; (vii) demand for commodities and our expectations of a competitive advantage for our business or certain products; (viii) reserves and resources and production forecasts; (ix) expectations, plans, strategies and objectives of management; (x) climate scenarios; (xi) assumed long-term scenarios; (xii) potential global responses to climate change; (xiii) the potential effect of possible future events on the value of the BHP portfolio; (xiv) approval of certain projects and consummation of certain transactions; (xv) closure or divestment of certain assets, operations or facilities (including associated costs); (xvi) anticipated production or construction commencement dates; (xvii) capital costs and scheduling; (xviii) operating costs and supply (including shortages) of materials and skilled employees; (xix) anticipated productive lives of projects, mines and facilities; (xx) provisions and contingent liabilities; and (xxi) tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘annualised’, ‘forecast’, ‘guidance’, ‘outlook’, ‘prospect’, ‘target’, ‘goal’, ‘ambition’, ‘aspiration’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. Forward-looking statements are based on management’s current expectations and reflect judgments, assumptions, estimates and other information available as at the date of this presentation and/or the date of BHP’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements or guidance, including in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukrainian conflict and COVID-19. For example, our future revenues from our assets, projects or mines which may be described in this presentation will be based, in part, upon the market price of the minerals or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include (i) our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; (ii) the impact of foreign currency exchange rates on the market prices of the minerals and/or metals we produce; (iii) activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and the imposition of or increase in carbon pricing; (iv) changes in environmental and other regulations; (v) the duration and severity of the Ukrainian conflict and any resurgence of the COVID-19 pandemic and their impact on our business; (iv) political or geopolitical uncertainty; (viii) labour unrest; and (viii) other factors identified in the risk factors discussed in section 9.1 of BHP’s Annual Report for the year ended 30 June 2022. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of information and data Numbers presented may not add up precisely to the totals provided due to rounding. Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this presentation are estimates. Emissions calculation and reporting methodologies may change or be progressively refined over time resulting in the need to restate previously reported data. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means that third-party data may not be comparable to our data. For information on how we calculate our GHG emissions and operational energy consumption data, see our Methodology tab in our ESG Standards and Databook (for the applicable year), available at bhp.com. Unless expressly stated, information and data in this presentation does not reflect BHP’s acquisition of OZ Minerals Limited on 2 May 2023. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’ and ‘our’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 28 ‘Subsidiaries’ of the Financial Statements in BHP’s Annual Report for the year ended 30 June 2022 for a list of our significant subsidiaries. Those terms do not include non-operated assets. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. Operational decarbonisation 21 June 2023 2

Operational decarbonisation Overview Dr. Graham Winkelman Head of Carbon Management, Sustainability & Climate Change

Our focus on operational decarbonisation Working with global partners and other stakeholders in the value chain On track to reduce our operational emissions by at least 30% by FY30 from FY20 levels We have an aspirational goal to achieve net zero operational emissions by 2050 To succeed: • technology must advance quickly from where it is now • we must collaborate with our vendors and industry • we must effectively integrate decarbonisation into all aspects of our business The pathway to net zero will be non-linear as we grow the business Working hard to find the most capital efficient carbon abatement solutions Operational decarbonisation 21 June 2023 4

Enabling the world's response to climate change

Metals and minerals are essential for the world to develop and achieve its decarbonisation ambitions

Large cumulative demand increases across commodities[1]
(%, next 30 years compared to the last 30 years)


400%
300%
200%
100%
0%
Up to **7 Mtpa** primary copper demand growth CY22-CY30[2]
BHP 1.5°C scenario[3]
Planning range
Crude steel
Primary copper
Primary nickel
Potash

Source: BHP analysis; Vivid Economics.
1. Demand for crude steel does not infer equal demand for steel making raw materials.
2. Would require up to 10 Mtpa global mine capacity addition post depletion and grade decline.
3. BHP's 1.5°C scenario requires steep global annual emissions reduction, sustained for decades, to stay within a 1.5°C carbon budget. 1.5°C is above pre-industrial levels. For more information about the assumptions, outputs and limitations of our 1.5°C scenario refer to the BHP Climate Change Report 2020 available at bhp.com. Signposts do not yet indicate the appropriate measures are in place to drive decarbonisation at the pace or scale required for us to assess achieving the aims of the Paris Agreement (including our 1.5°C scenario) as the most likely future outcome.

Operational decarbonisation
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5
BHP

Good progress versus our competitors Early action places BHP amongst the lowest absolute operational emissions relative to other major miners Progress to date and operational emissions intensity Increasing 20% Anglo American emissions and higher emissions 15% intensity 1 ) 10% baseline FMG from 5% Teck Rio Tinto change 0% % (5)% BHP Glencore annual (10)% e    Vale (15)% Decreasing (averag emissions and (20)% Bubble size represents absolute lower emissions operational emissions as at FY/CY22. intensity (25)% 50 100 150 200 250 300 350 400 450 500 550 600 (tCO2-e/US$m revenue) Note: Average % change from baseline represents average annual decline of individual companies’ emissions from baseline year to FY/CY22. Companies may have inherently different decarbonisation pathways, and timelines for those pathways, due to factors such as the composition of their business, the location of their operations, their mining methods, and their growth plans. BHP’s business activity is expected to grow to FY30, which under the current circumstances would lead to some growth in operational emissions. 1. Baseline years: Anglo American – 2016, BHP – 2020, FMG – 2020, Glencore – 2019, Rio Tinto – 2018, Teck – 2020, Vale – 2017. Operational decarbonisation 21 June 2023 6

BHP is delivering on operational decarbonisation We are working towards decarbonising our operations while supplying the minerals the world needs to deliver the energy transition Focus Our FY30 target and 2050 goal set the direction to guide and challenge the business and provide clarity to suppliers, shareholders, and customers Action We are actively working to develop and implement commercially feasible decarbonisation solutions Integration Decarbonisation is factored into every business plan and portfolio management decision as we seek to ensure growth is compatible with a net zero world Our Purpose To bring people and resources together to build a better world Operational decarbonisation 21 June 2023 7

Positive steps taken towards our FY30 target

BHP is firmly focused on reducing operational emissions and has made good progress to date



Operational GHG emissions
(Mt CO_2-e)
16
14
12
10
8
6
4
2
0
▼24%
Other (15%)
Electricity (43%)
Diesel (42%)
Other (20%)
Electricity (28%)
Diesel (52%)
FY20
Chile PPAs
Australia PPAs
Organic growth
FY22
Organic growth
New PPAs
Diesel
Natural gas
Fugitives / Other
FY30
Diesel
Electricity
Other
Growth
Forecast

Note: Based on latest annual business plans. Excludes OZ Minerals assets and plans. FY20 GHG emissions data has been adjusted for divestments and methodology changes. PPA – Power Purchase Agreement. Organic growth represents increase in emissions associated with our operations. New PPAs refers to emissions reductions from renewable PPAs already entered and/or intended to be signed with reductions occurring post FY22 and before FY30. Emissions calculation methodology changes may affect the information presented in this chart.

Operational decarbonisation
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BHP

BHP's operational decarbonisation trajectory

Decarbonisation will be non-linear and will require significant effort to overcome emissions growth and technology challenges

BHP's net zero trajectory: significant early action with future range of uncertainty



Organic growth with no decarbonisation
14.5 Mt CO_2-e
Electricity
Diesel
Natural Gas
Fugitives / Other
Decarbonisation pathway
Range of uncertainty
BHP's net zero trajectory
Negative emissions solutions
FY20
FY25
FY30
FY35
FY40
FY45
2050

BHP's net zero cumulative emissions trajectory



BHP's cumulative net zero trajectory
Decarbonisation pathway
Range of uncertainty
FY20
FY25
FY30
FY35
FY40
FY45
2050

Note: Future GHG emissions estimates are based on latest annual business plans. Excludes OZ Minerals assets and plans. FY20 GHG emissions data has been adjusted for divestments and methodology changes. Decarbonisation pathway represents planned decarbonisation activities to reach BHP's operational emissions target and goal. Organic growth with no decarbonisation represents business-as-usual emissions forecast without abatement projects. Range of uncertainty refers to higher risk options currently identified that may enable faster or more substantive decarbonisation, but which currently have a relatively low Technology Readiness Level (TRL) or are not yet commercially available. BHP's net zero trajectory refers to a straight line between our FY20 baseline, FY30 medium-term target, and 2050 net zero goal. Negative emissions solutions include carbon credits (avoidance, reductions or removals), or other technologies that result in emissions reductions; this shows the requirement in order to reach net zero if decarbonisation at the lower line of the 'Range of uncertainty' were achieved (but does not reflect probability). Emissions calculation methodology changes may affect the information presented in these charts. 'Fugitives/Other' estimated in accordance with the Australian National Greenhouse and Energy Reporting (NGER) measurement methodology and does not reflect the tendency for methane density to increase as coal mines deepen, due to current uncertainty with respect to future opportunities to manage methane at our BMA mines.

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BHP

Operational decarbonisation Minerals Americas Alejandro Tapia Vice President Planning and Technical Minerals Americas Escondida

BHP at the forefront of the sector's sustainability efforts

Facilitated region's move to renewable power, positioning operations for further electrification

FY05 - FY11: 100% thermal coal power

- Highly concentrated market
- Supply risk

BHP response

- **Develop new gas fired generation**

FY12 - FY16: Break status-quo

- Increase in power demand
- Development of LNG terminals

BHP response

- **Induce competition through Kelar natural gas power station and access to spot market**

FY17 - FY19: First wave of optimisations

- Grid interconnection
- Increase in renewable penetration
- Power consumption increase triggered by growth and move to desal water

BHP response

- **Early termination of coal fired PPAs**
- **Signed renewable PPAs[1]**

FY20 +: Next wave of optimisations

- Mine electrification challenges
- Power consumption to further increase

BHP response

- **Exploring Behind the Meter solar generation and storage**
- **Potential new renewable PPAs**

Significant change to move to renewable power: Escondida and Spence account for ~9% of total Chilean power demand

1. Power Purchase Agreements (PPAs) started in FY22.

Operational decarbonisation
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BHP

Chilean operational emissions snapshot

Early progress enhances competitiveness of future Scope 1 reduction projects

FY20 emissions split by asset[1]
(kt CO_2-e and %)



5,016
Pampa Norte
17%
Escondida
83%
FY20

FY20 asset emissions split by source[1]
(%)

Scope 2 purchased electricity emissions[2]
(CO_2-e)



Escondida
Pampa Norte
21%
79%
39%
61%
▼100%
▼100%
FY20
FY23e
FY20
FY23e
Scope 1: Diesel
Scope 2: Purchased electricity

Future power requirements[3]
(TWh/y)



▲70%
~7
~12
FY22
FY33e

1. FY20 is the baseline year for BHP's Group-level FY30 operational emissions reduction target. Emissions are presented on a 100% basis as per the operational control approach described by the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard, for example this includes 100% of Escondida's emissions (while BHP's ownership is 57.5%). Excludes projects, exploration, and legacy assets.
2. Escondida and Pampa Norte reported net-zero scope 2 GHG emissions throughout CY22 up until the end of May 2023. This position is expected to be maintained.
3. The expected increase in future power requirements includes growth projects and partial electrification to FY33. Forecast electricity consumption reflects our latest forecast and is subject to change as our estimates and mine plans evolve.

Operational decarbonisation
21 June 2023
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Displace 100% of diesel in boilers at cathode operations

First major step to displace Scope 1 emissions at Escondida and Spence in Chile

Project impact[1]

- Displace diesel consumption from CY25 in stationary equipment with zero-emission heat sources based on thermo-solar and electric boilers solution

~30 ML Diesel displaced per year	**~7%** Scope 1 emissions displaced per year[2]
~1,000 Round trips by diesel trucks avoided per year	**~US$85m** Total capex

Project scope

Solar collectors use solar radiation to heat a glycol-water fluid

Electric solution maintains stored fluid at 90°C in steel tanks

The heated water is connected to the existing boiler circuit in the Electrowinning plants

Escondida's project would be one of the **largest thermo-solar production facilities in the world**

Copper rollout

- Operations scheduled to start in CY25 at Escondida
- Execution approved for Spence to begin operations in CY26[3]
- Under review as a potential option for Cerro Colorado Life Extension[4]

1. Includes Escondida and Spence but excludes Cerro Colorado, which is transitioning to closure by December 2023, when its environmental licence expires.
2. Expected average between FY24 and FY30.
3. Commencement of rollout at Spence in CY26 is subject to environmental permit approval of leaching extension.
4. Cerro Colorado Life Extension is an option under study.

Operational decarbonisation
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BHP

Trolley assist to advance fleet decarbonisation in Chile

Trolley assist to aid in delivering FY30 operational emissions reduction target

Electric fleet transition[1]



Stage 1
Stage 2
Mixed fleet
Diesel electric
Trolley assist
Trolley + battery
Widespread adoption
FY20
FY30
FY40

Truck fleet at Escondida and Spence

~200 trucks	~350 ML	~80%
Fleet size which may benefit from trolley assist	Yearly diesel consumption to abate[2]	Scope 1 GHG emissions[2]

Project definition

- Installation of electric trolley power lines to power the electric drives of diesel - electric trucks and dynamically charge the batteries of battery electric vehicle (BEV) trucks
- Implementation targeted to start at Escondida in FY28, and FY29 at Spence
- Signed agreement with Caterpillar and Finning to replace Escondida fleet over next 10 years

Sources of value

- For Stage 1: ~30% reduction of haul truck emissions[3]
- For Stage 2: 100% reduction of haul truck emissions
- Increase speed of trucks and shorten haulage cycle
- Electric fleet enabler through dynamic charging

1. This pathway depends on the commercial availability of the required technologies.
2. Expected average between FY24 and FY30.
3. To enable the corresponding diesel displacement, ~300GWh pa of renewable power is required. Haul truck emissions represent approximately 80% of Scope 1 emissions at Escondida and Spence.

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BHP

Sustainable future: operations powered by renewables Vision to maximise sustainability at Escondida and Spence over the next 10-15 years Ambition includes… Electricity Desalination Diesel displacement • 100% renewable PPAs to power operations • Escondida and Spence concentrators • Zero emissions material movement: 24 hours per day, 7 days per week supplied 100% by desalinated water trolley + batteries for haul trucks • Behind the meter renewable electricity to • Conveyance systems powered by • Thermo-solar solution executed to displace reduce costs and transmission infrastructure renewable energy diesel used for cathode production Solar farm, Atacama Desert, Chile Escondida desalination plant, Port of Coloso, Chile Electric drive haul truck, Escondida, Chile Note: Subject to further investigation of technical and commercial feasibility at scale and operational trials. Operational decarbonisation 21 June 2023 15

Potash: Jansen has a low emissions design

Designed to maximise sustainability, with low operational emissions, and to enable a path to net zero

Stage 1 operational GHG emissions[1]
(% emission source)


Diesel
1%
Natural gas
38%
Electricity
61%

Highly efficient from day 1

Jansen expected to emit

~50% less Scope 1

CO_2-e emissions per tonne of product[2] vs. average performer in Saskatchewan basin

Underground mining and support fleet will be more than

80% battery electric vehicles

by consumption with plans to implement 100% electrification

Investment in path to net zero

Working with local Saskatchewan Government to secure all power from renewable and low emissions sources

for Stage 1, with options to scale for potential future stages

Pursuing **carbon-neutral electricity by 2035** through commercial partnerships with local businesses

1. Jansen Stage 1 operational GHG emissions as at FY30, based on SaskPower, BHP forecasts.
2. Jansen expected to emit ~0.025 tonne of Scope 1 CO_2-e emissions per tonne of product, about half the average emissions of current Saskatchewan potash mines, including solution mines.

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BHP

Operational decarbonisation Minerals Australia Anna Wiley    Vice President Planning and Technical Minerals Australia Western Australia Iron Ore

Australian operational emissions snapshot Strong progress made in reduction of Scope 2 emissions by signing multiple low emissions PPAs at Australian assets FY20 emissions split by asset1 (kt CO2-e and %) BMA WAIO NiW OD 9,327 NSWEC 7% 11% FY20 asset 23% 20% 22% OD 7% emissions split 13% 1 45% by source 52% NiW 11% 19% 12% (%) 66% 32% 76% 9% WAIO 26%    50% Scope 2 60% 50% purchased 50% BMA 49% electricity emissions2 (CO2-e) FY20 FY25e FY20 FY25e FY20 FY25e FY20 FY25e 2020 Scope 1: Diesel Scope 1: Natural gas Scope 1: Fugitives / Other Scope 2: Purchased electricity 1. FY20 is the baseline year for BHP’s Group-level FY30 operational emissions reduction target. Excludes OZ Minerals assets and plans. Emissions are presented on a 100% basis as per the operational control approach described by the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard. For example, this includes 100% of BMA’s emissions (while BHP’s ownership is 50%). Excludes projects, exploration, and legacy assets. 2. Percentage reduction figures are estimates based on FY20 levels and calculated based on forecast electricity consumption, which is subject to change as our estimates and mine plans evolve. Percentage reductions based on PPAs already signed.    Operational decarbonisation 21 June 2023 18

Haul trucks are the largest user of diesel in Australia

Our preferred pathway to eliminate diesel is via electrification

Diesel use by type of equipment[1] (%)


~1,500 ML
Average annual diesel consumption[1]
Trucks
Ancillary & others
Locomotives
Excavators
Drills
Shovels
Draglines

	Trucks	Ancillary & others	Locomotives	Excavators	Drills	Shovels	Draglines
Equipment count[1]	~550	~500	~180	~50	~100	~20	~25
Technology readiness	Under development	No current pathway	Under development	Available	Available	Available	Available

Direct electrification is the most efficient[2]


Fuel source
Electricity
Hydrogen
Diesel
Fuel-to-tank efficiency
Tank-to-wheel efficiency
Overarching efficiency[2]
Fuel-to-wheel efficiency
~80%
~30%
~30%

1. Excludes OZ Minerals and NSWEC assets.
2. BHP analysis (based on modelling and initial studies). Bubble size represents estimated comparative efficiency.

Operational decarbonisation
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BHP

Partnering widely and building our knowledge base

Operational trials and collaboration with our vendors and industry to accelerate development are critical to success

Partners	Operating prototype	BHP operating trial	BHP target deployment[1]
Caterpillar	2022[2]	2024	From 2028[3]
Komatsu	2021	~2025	
Progress Rail	2022	2024	From 2029
Wabtec	2021	2024	
Liebherr	-	2024	~2027

Concept of Operations modelling showing potential locations of charging stations[4]


Waste Dump
Dynamic charging installed on the uphill lane where loaded trucks go to waste dump
Loading areas
Static charging
Dynamic charging
Dynamic charging for trucks going to crusher
Crusher
Static chargers

Note: Years shown are calendar years. All dates are approximate and subject to change.
1. Upon completion of successful trials.
2. At Caterpillar's Tucson, Arizona Proving Ground.
3. Smaller pilot fleets may be deployed earlier, subject to technology readiness.
4. Modelling is indicative, based on current assumptions and subject to change.

Operational decarbonisation
21 June 2023
20
BHP

Battery truck opex expected to be comparable to diesel

Understanding of battery electric truck operating costs are developing and we will learn more through operational trials

Opex changes between diesel and electric truck fleet[1]


Diesel trucks
Diesel
Carbon price[2]
Electricity
Maintenance
Battery/ charge time
Battery electric trucks

1. Representative of an open cut mine site.
2. Representative carbon price of ~US$50/t.

Fuel source

- Removes the need to purchase diesel and any associated carbon price
- Electric trucks are expected to have ~2x engine efficiency versus diesel trucks

Maintenance

- Reduced spend on maintenance as battery trucks have fewer moving parts

Unknowns

- Battery electric trucks may require charging more frequently, which could require more truck hours to produce same volumes
- Battery life will potentially be shorter than truck life, in which case batteries will need to be replaced
- Operational trials will help us learn more about battery management and battery truck operation

Operational decarbonisation
21 June 2023
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BHP

Powering our mines in the Pilbara    We are working on technical solutions to meet the growing demand for power due to fleet electrification Indicative future Pilbara installed generation1 (MW) 800 Yarnima (Gas) Wind Solar Storage 600 400 • Our inland Pilbara operations are not connected to an electricity grid • Power is currently supplied by our highly efficient 190MW Yarnima 200 gas fired power station, which emits over 35% less CO /MWh than 2 0 the Australian average 2023-2024 2025-2026 2027-2028 2029-2030 • Planning for up to 500MW additional renewable generation and Indicative power sources over a typical day in 20302 storage capacity installed by the end of the decade (MW) Yarnima (Gas) Wind Solar Storage Demand2 • Yarnima will be required to provide power during periods of lower renewable generation    • Exploring options for interconnection to the NWIS3 electricity grid in the future 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 Time (hours of the day) 1. Subject to renewable resource assessments and approvals. 2. Based on forecast electricity consumption, which is subject to change. 3. North West Interconnected System. Operational decarbonisation 21 June 2023 22

Addressing methane emissions

BMA's higher quality metallurgical coal helps steel mills reduce their own emissions intensity

- Methane accounted for 32% of BMA's and 15% of Minerals Australia's reported operational emissions for FY20[1]
- BMA is one of the lowest carbon intensity emitters among our global coal competition
- With currently available technology, we anticipate that up to 50% of BMA's total forecast methane emissions could be extracted and actively managed
- We are accelerating work to understand the characteristics of this gas and determine its optimal use, including:
  - using it for safe, reliable and relatively low emission power generation
  - selling it for use in other industrial processes
- We are exploring new and innovative technology options to allow us to extract and manage the remaining forecast methane emissions

2021 carbon intensity – metallurgical coal
(Tonnes CO_2-e per tonne of saleable metallurgical coal)


2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
BMA
0%
25%
50%
75%
100%
Scope 1 & 2
Freight + Port + Ocean
Scope 1 & 2
Freight + Port + Ocean

Source: Skarn Associates; 2022 BHP Annual Report.
1. FY20 is the baseline year for BHP's Group-level FY30 operational emissions reduction target. Excludes OZ Minerals assets and plans. Emissions are calculated on a 100% basis as per the operational control approach described by the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard. For example, this includes 100% of BMA's emissions (while BHP's ownership is 50%).

Operational decarbonisation
21 June 2023
23
BHP

Operational decarbonisation Decision Evaluation Patrick Collins Head of Decision Evaluation Transformation Portfolio & Performance BMA

Operational decarbonisation is owned by our assets Decarbonisation commitments are embedded in mine plans for all operated assets Corporate Alignment Planning Capital Allocation Framework Key decisions made in line with Asset strategy Operating productivity Capital productivity corporate and commodity strategy Decarbonisation projects embedded Life of Asset planning Net operating cash flow in Life of Asset plans Decarbonisation projects compete Cash prioritisation Maintenance and    decarbonisation capital for capital prioritisation Strong balance sheet Resources allocated for project Two year budget Minimum 50% payout ratio dividend execution through budget process Excess cash Additional Organic Acquisitions/ Balance sheet Buy-backs dividends development (divestments) Operational decarbonisation 21 June 2023 25

Operational decarbonisation capital expenditure

Decarbonisation investments compete for capital under the Capital Allocation Framework

Expected capital expenditure to FY30[1]

~US$4 billion

Majority of spend toward end of decade allowing technology to mature

Capex spend FY24 - FY30 by asset



40%
31%
12%
11%
6%
WAIO
Escondida
BMA
Pampa Norte + Potash
OD + NiW

Capital expenditure to FY30 by emissions source

(US$m, nominal, consolidated[1])



1,500
750
0
FY24
FY25
FY26
FY27
FY28
FY29
FY30
Diesel
Gas
Electricity
Fugitives / Other

Emissions reduction contribution by project type, FY31 - FY50



84%
11%
2%
3%
Diesel
Gas
Electricity
Fugitives / Other

Note: Spend to FY30 based on latest annual business plans. Excludes OZ Minerals assets.

1. Nominal, consolidated allocation equity share, except Escondida at 100% share. Diesel capital expenditure represents incremental spend above Internal Combustion Engine replacement costs and supporting site infrastructure.

Operational decarbonisation
21 June 2023
26
BHP

Operating cost savings from future investments to FY30 Majority of savings expected to be realised post-2030, driven by technology-reliant diesel reduction projects and carbon price benefits Potential net opex savings - projects with investment FY24 - FY301 Potential opex savings2 by project type (US$m, real (1 Jan 23), BHP share) (Average FY31-FY50) 1,000    Projects with allocated spend FY24 - FY30 800 Diesel 36% 55% Electricity 600 Carbon price benefit 9% 400    Projects excluding fleet and rail electrification 200 17% Diesel 0 Electricity FY24 FY30 FY35 FY40 FY45 FY50 59% 24% Carbon price benefit 1. Based on latest annual business plans. Projects have ongoing sustaining capital spend beyond FY30. 2. Based on flat carbon price US$50/t. Operational decarbonisation 21 June 2023 27

Marginal Abatement Cost Curve Our group portfolio Marginal Abatement Cost Curve allows us to rank and prioritise projects for efficient capital deployment Marginal Abatement Cost Curve1 (US$/tCO2-e) 800 Diesel Gas Electricity Fugitives / Other 600 400 Project portfolio to achieve FY30 target is NPV positive at a carbon price between US$20/t – US$60/t 200 0 (200) (400) (Discounted cumulative kt CO2-e emissions abatement) 1. Marginal Abatement Cost (MAC) Curve includes projects with planned investment FY24-FY50. MAC Curve reflects discounted present cost of capital investment and operating cost savings (excluding carbon price benefits) and discounted emission tonnes for the life of the assets. Reflective of carbon price needed for abatement portfolio to be cost neutral. Note that outliers with immaterial emissions impact have been removed from the chart. Operational decarbonisation 21 June 2023 28

Our focus on operational decarbonisation Working with global partners and other stakeholders in the value chain On track to reduce our operational emissions by at least 30% by FY30 from FY20 levels We have an aspirational goal to achieve net zero operational emissions by 2050 To succeed: • technology must advance quickly from where it is now • we must collaborate with our vendors and industry • we must effectively integrate decarbonisation into all aspects of our business The pathway to net zero will be non-linear as we grow the business Working hard to find the most capital efficient carbon abatement solutions Operational decarbonisation 21 June 2023 29

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: June 21, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary